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                                  EXHIBIT 99(a)

                  AMENDMENT OF SEPTEMBER 27, 2001 TO TEAM, INC.
                        RESTATED NON-EMPLOYEE DIRECTORS'
                                STOCK OPTION PLAN





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                         AMENDMENT OF SEPTEMBER 27, 2001

                                  TO TEAM, INC.

               RESTATED NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN
                       (As amended through March 28, 1996)


         WHEREAS, the Board of Directors of Team, Inc. during a meeting held on September 27, 2001, adopted a resolution amending the Team, Inc. Restated Non-Employee Directors' Stock Option Plan ("Plan") to increase the maximum number of shares which may be offered pursuant to the Plan from 310,000 to 410,000.

         NOW, THEREFORE, by order of the Board of Directors, Paragraph 4 of the Plan has been amended in its entirety to read as follows:

         "4. Common Stock Subject to Options. The aggregate number of shares of the Company's Common Stock which may be issued upon exercise of Options granted under the Plan shall not exceed 410,000, subject to adjustment under the provisions of Paragraph 7. The shares of Common Stock to be issued upon the exercise of Options may be authorized but unissued shares, shares issued and reacquired by the Company or shares bought on the market for the purposes of the Plan. In the event any Option shall, for any reason, terminate or expire or be surrendered without having been exercised in full, the shares subject to such Option but not purchased thereunder shall again be available for Options to be granted under the Plan."

EFFECTIVE as of September 27, 2001.